SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )

Daseke, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

23753F 107

(CUSIP Number)

Lyons Capital, LLC

5000 Birch Street, Suite 5500

Newport Beach, CA 92660

(949) 474-5500

with a copy to:

Ryan C. Wilkins, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4115

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2020

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 23753F 107	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Lyons Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,250,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,250,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,250,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	This amount reflects the number of shares of Common Stock, par value $0.0001 per share (“Common Stock”) of the Issuer that is beneficially owned by the Reporting Person.
(2)	There were 64,589,075 shares of Common Stock outstanding at December 31, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019.

CUSIP No. 23753F 107	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON The Lyons Community Property Trust, dated June 15, 1979
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,250,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,250,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,250,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)

This amount reflects the number of shares of Common Stock of the Issuer held by Lyons Capital, LLC, for which the Reporting Person is the sole member. The Reporting Person has the right to remove and replace the manager of Lyons Capital, LLC and so is deemed to be the beneficial owner of the reported shares of Common Stock.

(2)	There were 64,589,075 shares of Common Stock outstanding at December 31, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019.

CUSIP No. 23753F 107	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Phillip N. Lyons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,250,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,250,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,250,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)

This amount reflects the number of shares of Common Stock of the Issuer held by Lyons Capital, LLC, for which the Reporting Person is the sole manager. The Reporting Person is also the co-trustee of the Lyons Community Property Trust, dated June 15, 1979.

(2)	There were 64,589,075 shares of Common Stock outstanding at December 31, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019.

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Daseke, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 15455 Dallas Parkway, Suite 550, Addison, Texas, 75001.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed by Lyons Capital, LLC, a California limited liability company, (“Lyons Capital”), The Lyons Community Property Trust, dated June 15, 1979 (the “Trust”), and Phillip N. Lyons (“Phillip” and together with Lyons Capital and the Trust, the “Reporting Persons”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any Reporting Person that it and certain other persons constitute a “group.”

(b) The principal business address of Lyons Capital and the Trust is 5000 Birch Street, Suite 5500, Newport Beach, CA 92660.

The business address of Phillip is 5000 Birch Street, Suite 5500, Newport Beach, CA 92660.

(c) Lyons Capital’s principal business is to serve as a holding company.

The Trust’s principal business is to hold assets for the benefit of its beneficiaries.

Phillip’s principal occupation is a private investor.

(d) During the past five years, the Reporting Persons have not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Lyons Capital’s state of formation is California.

The Trust’s state of formation is California.

Phillip’s citizenship is of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 1, 2017, the Issuer acquired 100% of the outstanding equity interests of Roadmaster Group, Inc. and its subsidiaries, and Roadmaster Equipment Leasing, Inc. and its subsidiaries (the “Roadmaster Acquisition”). In connection with the Roadmaster Acquisition, Lyons Capital received 3,114,247 shares of the Issuer’s common stock. The additional shares covered by this Schedule 13D include shares purchased in the open market, from time to time, by the Reporting Persons using personal funds.

Item 4.	PURPOSE OF TRANSACTION.

The securities referred to in this Schedule 13D were originally acquired by the Reporting Persons for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. The securities referred to in this Schedule 13D have been previously reported on Schedule 13G/A. However, this Schedule 13D is being filed due to several communications the Reporting Persons have had with the Board of Directors of the Issuer, including that certain letter issued by Lyons Capital to the Board of Directors of the Issuer, dated April 8, 2020, in which Lyons Capital called for the Board of Directors to evaluate all available opportunities to unlock stockholder value, including the following: (i) the addition of one or more highly-qualified stockholder representatives to the Board; (ii) the evaluation of the director compensation program; (iii) the adoption of best practices for stockholder and Board engagement; and (iv) the expedited implementation of operational improvement and strategic initiatives, and engage Lyons Capital to discuss these items. A copy of the letter is filed as Exhibit B to this Schedule 13D and is incorporated by reference into this Item 4.

In addition, the Reporting Persons have and intend to continue to engage in discussions with management and the Board of Directors of the Issuer about Issuer’s business, operations, strategy, plans and prospects, from time to time. The Reporting Persons may engage in discussions with management, the Board of Directors of the Issuer, stockholders or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the Board of Directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, other operational or strategic matters, or similar actions.

The Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

The Reporting Persons may at any time and from time-to-time acquire additional securities of the Issuer or dispose of shares at prices deemed favorable on the open market, in privately negotiated transactions or otherwise.

Except as set forth above, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, (c) a sale or transfer of a material amount of assets of the Issuer, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock, as to which the Reporting Persons have sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions with respect to Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Persons, and any other individual or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons.

Exhibit B	Letter issued to the Board of Directors of Issuer, dated April 8, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2020

LYONS CAPITAL, LLC

By:	/s/ Phillip N. Lyons
Name:	Phillip N. Lyons
Title:	Sole Manager

THE LYONS COMMUNITY PROPERTY TRUST, DATED JUNE 15, 1979

By:	/s/ Phillip N. Lyons
Name:	Phillip N. Lyons
Title:	Co-Trustee

By:	/s/ Mary A. Lyons
Name:	Mary A. Lyons
Title:	Co-Trustee

/s/ Phillip N. Lyons
PHILLIP N. LYONS